Exhibit 2.20

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1	Name and Address of Company

Equinox Minerals Limited (“Equinox”)

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2940

Toronto, Ontario M5J 2J2

Item 2	Date of Material Change

April 3, 2011

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by Equinox via Canada News Wire on April 4, 2011. A copy of this press release has been filed on SEDAR and is available at www.sedar.com.

Item 4	Summary of Material Change

Minmetals Resources Limited (“Minmetals”) announced that it intended to make an unsolicited offer to acquire all of the issued and outstanding common shares of Equinox Minerals Limited (“Equinox” or the “Company”).

Item 5	Full Description of Material Change

On April 3, 2011, Minmetals announced that it intended to make an all cash offer to acquire all of the outstanding common shares of Equinox (the “Equinox Shares”) not already owned by it for C$7.00 in cash per Equinox Share.

Equinox has not yet received a formal written offer in relation to the unsolicited take-over bid announced on April 3, 2011.

Item 6	Reliance on subsection 7.1 of National Instrument 51-102

No reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Sonya Stark

Vice President, Corporate Affairs and Corporate Secretary

Tel: 416-867-8076

Item 9	Date of Report

April 5, 2011